UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE APPOINTMENT OF MEMBER OF THE AUDIT COMMITTEE AND RISK COMMITTEE

Medellin, Colombia, July 26, 2010

Today, Mr. Juan Camilo Restrepo resigned as a member of the Board of Directors of Bancolombia S.A. (“Bancolombia”) and as a member of the Audit Committee and the Risk Committee, in following his appointment as Minister of Agriculture.

Bancolombia's Board of Directors made the following appointments to replace Mr. Restrepo:

- Mr. Ricardo Sierra was appointed as new member of Bancolombia’s Audit Committee. Mr.  Sierra was elected by the General Shareholders Meeting as an independent member of the Board of Directors of Bancolombia for the term of April 2009-March 2011.

- Mr. Carlos Raul Yepes was appointed as new member of the Risk Committee.  Mr. Yepes is currently a member of the Board of Directors of Bancolombia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 26, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance